Exhibit 99.14

CONSENT OF EXPERT
March 30, 2021
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Paul Skayman, do hereby consent to the filing of the written disclosure regarding:
•the “Technical Report, Kışladağ Gold Mine, Turkey”, effective January 17, 2020;
•"Technical Report, Efemçukuru Gold Mine, Turkey”, effective December 31, 2019;
•“Technical Report, Olympias Mine, Greece”, effective December 31, 2019;
•“Technical Report, Skouries Project, Greece”, effective January 1, 2018; and
•other information pertaining to the scientific and technical information related to the properties of Eldorado Gold Corporation (the “Company”)
and the use of my name in connection with the preparation or approval of the scientific or technical information contained in the Annual Information Form for the year ended December 31, 2020 (the “AIF”) being filed by the Company with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2020 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Paul Skayman
Paul Skayman, FAusIMM

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